[LETTERHEAD OF PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP]

1285 Avenue of the Americas

New York, NY 10019-6064

July 5, 2007

Via EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Division of Corporate Finance

Washington D.C. 20549-3628

Re:	Ryerson Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 28, 2007 by the Harbinger Capital Partners Master Fund I, Ltd.

and Harbinger Capital Partners Special Situations Fund, L.P.

File No. 001-09117

Dear Mr. Duchovny:

The following are the responses of Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (collectively, the “HCP Funds”) to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from you, dated June 29, 2007 (the “Comment Letter”), with respect to the HCP Funds’ Schedule 14A filed on June 28, 2007 relating to Ryerson Inc., a Delaware corporation (the “Company”). The discussion below is presented in the order of the numbered comments in the Comment Letter.

Schedule 14A

1. Please fill in the blanks in your document.

Response:

In response to the Staff’s comment, the HCP Funds confirm that the remaining blanks will be filled in prior to completion of the definitive proxy statement.

Cover letter

2. We note that the company’s board consists of ten directors. Revise the cover letter of your proxy statement to clarify that ten directors will be elected at the annual meeting, yet you are nominating only seven individuals. Revise similar references throughout the proxy statement and the first proposal appearing on your proxy card.

Response:

In response to the Staff’s comment, the HCP Funds have revised the disclosure to clarify that the nominees of the HCP Funds (the “HCP Nominees”) will comprise seven out of the ten directors of the Company to be elected at the 2007 Annual Meeting of Stockholders (the “2007 Annual Meeting”).

3. Please revise your proxy statement to disclose the consequences to security holders as a result of using your proxy card to vote for seven directors instead of ten. For example, revise to highlight to security holders that they will be disenfranchised with respect to three seats if they return your proxy card. Also disclose that you may not exercise discretionary authority to fill the other seats and that you cannot assure that the other directors will agree to serve if your slate wins. Finally, disclose whether you have any plans to fill any vacancies on the board as a result of the election of your nominees. Refer to Section II.I of Exchange Act Release No. 34-31326 (October 16, 1992).

Response:

In response to the Staff’s comment, the HCP Funds have added the following two new items under “QUESTIONS AND ANSWERS ABOUT THIS PROXY SOLICITATION”:

“If I vote using the GREEN proxy card, will I have the opportunity to vote for the remaining three seats on the Company’s board of directors?

The GREEN proxy card will not authorize the proxy holders to vote for any nominees to the Company’s board of directors other than the HCP Nominees. However, if you chose to attend the 2007 Annual Meeting and vote in person, you may vote for the seven HCP Nominees as well as for any other nominees to fill the remaining three board seats.

If the seven HCP Nominees are elected to the Company’s board of directors, who will fill the remaining three seats on the board?

If the HCP Nominees are elected, the remaining three seats will be filled by the three nominees who receive the greatest number of votes after the HCP Nominees. There can be no assurance that, if elected, such other three individuals would agree to remain on the board of directors. The HCP Funds do not have any current plans for filling any vacancy that might result from any such individual electing not to remain on the Company’s board of directors. If that were to occur, the resulting board of directors would have the option of either filling the remaining seats with individuals selected by the board or to reduce the size of the board to eliminate the vacant seats.”

Cover Page

4. Please revise your disclosure in the second paragraph of page 2 to state that each person named is a participant in the solicitation, instead of stating that each person may be deemed a participant. Refer to Instruction 3 to Item 4 of Schedule 14A.

Response:

In response to the Staff’s comment, the HCP Funds have revised the disclosure as requested.

5. On a related note, please remove doubt from your disclosure about the Harbinger Persons being the beneficial owners of the securities held by the Master Fund and the Special Fund. We note that your Schedule 13D/A filed on June 28, 2007 in which you affirmed that each filing person is part of a group. Refer to Rule 13d-5(b)(1).

Response:

In response to the Staff’s comment, the HCP Funds have deleted the language in which certain of the Harbinger Persons disclaimed beneficial ownership of the Company’s common stock held by the HCP Funds.

6. On a further related note, please revise your disclosure here to name each person filing the Schedule 13D as a participant in the solicitation and revise Annex A to include the required disclosure for each participant added as a result of this comment.

Response:

In response to the Staff’s comment, the HCP Funds have revised the disclosure as requested.

7. Please revise the last sentence on page 2 to ensure that you do not disclaim your disclosure with respect to any participants in your solicitation. We note that you currently address the information relating to “any person other than the HCP Funds.”

Response:

In response to the Staff’s comment, the HCP Funds have revised the language to make clear that the HCP Funds do not disclaim disclosure with respect to any of the Harbinger Persons (as defined in the proxy statement) or any of the HCP Nominees.

Background to the Solicitation, page 10

8. Please explain the meaning of the phrase “. . .lack of granularity of management’s turnaround plan” in the last paragraph on page 10.

Response:

In response to the Staff’s comment, the HCP Funds have replaced the phrase “lack of granularity of management’s turnaround plan” with the phrase “the lack of meaningful detail in management’s turnaround plan that would permit stockholders to evaluate management’s goals and track progress”.

Other Information about the Nominees and the HCP Funds, page 17

9. Please revise your disclosure in the seventh full paragraph of page 18 to describe the events described in Rule 401(f) of Regulation S-K and the disclosure required under Items 407(e)(4) and (5) of Regulation S-K instead of merely referring to the Items themselves.

Response:

In response to the Staff’s comment, the HCP Funds have revised the disclosure as requested.

Solicitation of Proxies, page 21

10. We note that you may employ various methods to solicit proxies, including mail, facsimile, telephone, telegraph, electronic mail, in person or by advertisements. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response:

In response to the Staff’s comment, the HCP Funds confirm their understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use.

Additional Information, page 22

11. We note you refer security holders to information that you are required to provide and will be contained in the company’s proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Response:

In response to the Staff’s comment, the HCP Funds respectfully advise the Staff that the HCP Funds do expect to disseminate the proxy statement prior to the distribution of the Company’s proxy statement. The HCP Funds hereby undertake to provide to security holders any information omitted from the HCP Funds’ proxy statement to the extent such information is not included in the proxy statement that is distributed to security holders by the Company.

Annex A

12. Please ensure that your disclose the information required by Item 5(b) of Schedule 14A for all participants, not “certain” of them.

Response:

In response to the Staff’s comment, the HCP Funds have revised the disclosure to make clear that the required disclosure is provided with respect to all participants in the solicitation.

*                    *                     *                    *                     *

Together with this response, the HCP Funds are filing an Amendment No. 1 to amend the proxy statement in a manner consistent with the comments and responses set forth above.

In connection with responding to the comments of the Staff, the HCP Funds acknowledge that: the HCP Funds are responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the HCP Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call Robert Schumer at (212) 373-3097, Raphael Russo at (212) 373-3309 or Steven Williams at (212) 373-3257.

Very truly yours,

/s/ Steven Williams